press release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

Luxembourg, 4 April 2016

ArcelorMittal announces the successful completion of its c.US$3bn[1] rights issue

Strong investor support for ArcelorMittal’s rights issue; total subscription rate of 126.9%

•       1,229,905,208 new shares subscribed for through the exercise of primary subscription rights under the rights, representing a subscription rate of 97.4%

•       Oversubscription demand for 372,398,986 shares

•       1,602,304,194 total new shares subscribed for including oversubscription shares, representing a total subscription rate of 126.9%

1,229,905,208 new shares were subscribed for through the exercise of primary subscription rights under the rights, representing 97.4% of new shares to be issued. Oversubscription demand amounted to 372,398,986 new shares, representing 11.5 times the number of surplus shares available after satisfaction of the primary subscription rights, and will, as a result, be satisfied only in part, i.e. for 32,446,323 new shares.

Surplus shares will be allocated to holders that submitted oversubscription requests on a pro-rata basis, in proportion to the number of rights exercised by each Holder (excluding the oversubscription), in each case in an amount that does not exceed the maximum number of additional New Shares requested.

Post capital increase, ArcelorMittal’s issued share capital will consist of 3,065,710,869 shares without nominal value.

As announced on 5 February 2016, ArcelorMittal intends to use the net proceeds of the rights issue to reduce its indebtedness and to strengthen its balance sheet.

Settlement and delivery of new shares pursuant to rights held through the European clearing systems or directly in the European rights register is expected to take place on 8 April 2016.  Delivery of new shares to holders of rights through DTC or the New York rights register is expected to take place on 11 April 2016.  The new shares are expected to be admitted to trading on the European stock exchanges[2] on 8 April 2016 and on the New York Stock Exchange on 11 April 2016.

1 Based on the 10 March 2016 published European Central Bank euro/USD exchange rate used to set the subscription price in euros. The subscription price in euros was set to generate gross proceeds in EUR equivalent to approximately USD 3bn based on that rate i.e. EUR 2.78 bn

2 The Luxembourg Stock Exchange, Euronext Amsterdam, Euronext Paris and the Bolsas de

Valores of Madrid, Barcelona, Bilbao and Valencia

Ends

Forward-Looking Statements

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F filed with the SEC, ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

For readers in the European Economic Area

This press release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ArcelorMittal within the meaning of Luxembourg law and/or the laws of any other member state of the European Economic Area. This document does not constitute a prospectus within the meaning of EC Directive 2003/71/EC of the European Parliament and of the Council dated 4 November 2003, as amended (the “Prospectus Directive”), which expression includes any relevant implementing measure in the member state concerned, and should not be the basis for any agreement or decision to invest. Any offering of securities or new admission will be based exclusively on a prospectus prepared for that purpose. Further, ArcelorMittal has not authorized any offer to the public of securities in any member state of the European Economic Area that has implemented the Prospectus Directive, other than Luxembourg, the Netherlands, France and Spain, (each such state other than Luxembourg, the Netherlands, France and Spain, a “Relevant Member State”). With respect to each Relevant Member State, no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. For the offering of subscription rights in Luxembourg, the Netherlands, France and Spain, a European securities prospectus has been approved by the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and passported into the Netherlands, France and Spain subsequent to notification having been given to the competent regulatory authorities in those jurisdictions. The European securities prospectus is available for download on the internet site of ArcelorMittal (www.arcelormittal.com). Copies of the prospectus are also available upon request and free of charge at 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg.

In each Relevant Member State this communication is only addressed to, and directed at, qualified investors in that Relevant Member State within the meaning of the Prospectus Directive.

This press release contains regulated information within the meaning of the Transparency Directive 2004/109/EC and implementing laws and regulations, which must be made publicly available pursuant to Luxembourg law.

This press release contains advertising materials in connection with the Offer as referred to in the Market Abuse Directive 2003/6/EC and implementing laws and regulations.

For readers in the United Kingdom

This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The subscription rights and new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such subscription rights or new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the United States

ArcelorMittal has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus ArcelorMittal and other documents ArcelorMittal has filed with the SEC for more complete information about ArcelorMittal and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ArcelorMittal, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by writing or telephoning ArcelorMittal at ArcelorMittal USA LLC, 1 South Dearborn Street, 19th Floor, Chicago, IL 60603, Attention: Ms. Lisa M. Fortuna, Manager, Investor Relations, telephone number: (312) 899-3985.

The Banks, each of which are authorised in the United Kingdom by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, are each acting exclusively for the Company and for no-one else in connection with any transaction mentioned in this announcement and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to any such transaction and will not be responsible to any other person for providing the protections afforded to their respective clients, or for advising any such person on the contents of this announcement or in connection with any transaction referred to in this announcement.